

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 17, 2008

Craig Burton
Chief Executive Officer
Datone, Inc.
7235 Oswego Road
Liverpool, NY 13090

> **Re:**   **Datone, Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed October 14, 2008**
> **File No. 000-53075**

Dear Mr. Burton:

We have reviewed your response letter dated October 8, 2008 as well as your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Six Months Ended June 30, 2008 Compared with Six Months Ended June 30, 2007

1.   We note your response to our prior comment 8 and your statement that non-coin call revenue, which consists of primarily dial-around revenue, is estimated monthly based on prior quarter's actual receipts. You adjust the balance accordingly after the money has been received through a wire into your bank account. We also note your response to our prior comment 27 in your response letter dated July 14, 2008 which states that revenue from dial-around calls is estimated by the Company's computers to advise the payphone user of the amount of coins to be deposited in order to complete the phone call. The time between the estimate and the depositing of the coins is mere seconds. Please:

- Tell why your prior quarter's actual receipts allow for accurate estimates with respect to your <u>non-coin</u> dial-around revenue. Tell us the accuracy of your estimates.
- Disclose your non-coin revenue recognition policy in addition to your currently disclosed policy for coin dial-around revenue in your revenue recognition footnote.

<u>Results of Operations for the Years Ended December 31, 2007 and 2006</u>

<u>Revenue</u>

2.   We note your response to our prior comment 9. However, your disclosure still states that you "only receive service revenue for <u>company-owned</u> payphones." As such we are re-issuing our prior comment 9 which states that it is still not clear to us why you would receive and record service revenue in your financial statements if you owned the payphone. Please revise. Also, comply with this comment for the results of operations for the six months ended June 30, 2008 compared with six months ended June 30, 2007.

<u>Audited Financial Statements</u>

<u>Financial Statements for the Years Ended December 31, 2007 and 2006</u>

3.   We note your response to our prior comment 18 and your current disclosure. However:

- It appears that Note 15 which provides details of your restatement does not reconcile to your balance sheet, specifically amounts for additional paid in capital and accumulated deficit for both December 31, 2007 and 2006.
- Also, you have not labeled your statement of operations, statement of stockholders' equity, and statement of cash flows as restated.
- Finally it does not appear that your independent auditors report has been revised to reference the restatement footnote in their audit report.

Please revise.

<u>Note 1. Nature of Business and Summary of Significant Accounting Policies</u>

<u>Accounting Presentation</u>

4.   We note your response to our prior comment 21 and your revised disclosure of Note 13. Please note that our comment was regarding Note 12. As such, we are re-issuing our prior comment 21 as follows. Your disclosures under Accounting Presentation do not reconcile with your disclosures in Note 12. In this regard, you state under Accounting Presentation that the spin-off occurred, however, in Note 12 you imply that the spin-off has not occurred. Please revise to reconcile this discrepancy. Further, please revise your Accounting Presentation footnote to clearly state that the spin-off has not occurred.

Note 7. Long-Term Debt

5.   We note your response to our prior comment 23. Since you state that Callaway
        Properties is owned by the mother of Joseph J. Passalaqua, a significant shareholder and
        officer of the Company, it appears that the note payable to Callaway Properties should be
        included within your disclosures of Related Party Notes. Please revise to include such
        disclosure in Note 5.

Interim Financial Statements
Financial Statements for Periods Ended June 30, 2008

6.   It is unclear to us why your shares outstanding changed from 49,632,222 for the financial
        statements for the years ended December 31, 2007 and 2006 to 4,963,226 for your
        financial statements for the periods ended June 30, 2008 (unaudited) and December 31,
        2007. Please revise or advise. Please note that if you effected a reverse stock split, the
        reverse stock split should be disclosed and the financial statements for all periods
        presented should be retroactively adjusted.

Note 4. Related Party Note

7.   It is unclear to us where your notes for $27,000 with accrued interest of $592 are
        reflected in your balance sheet. Please revise your disclosures. Further, add the
        disclosures of your note payable of $66,000 with your parent, USIP.com.

Note 7. Income Taxes

8.   We note that you have labeled your tax tables as 2007 and 2006. Since you should be
        presenting June 30, 2008 and December 31, 2007, please revise.

Note 11. Restated Financial Statements

9.   It appears that you have restated your financial statements for the six months ended June
        30, 2007 and 2008 considering that your Form 10-Q for the quarterly period ended June
        30, 2008 differs from your unaudited interim financial statements included in
        Amendment 2 to the Form 10. In this regard, we note that your additional paid in capital,
        accumulated deficit, interest expense and net losses were revised AND total long-term
        liabilities have been reclassified to current liabilities. We further note that your
        statements of cash flows are materially different. As such, it appears that you should do
        the following:

        •   Revise to label your financial statements for the six months ended June 30, 2007 and
            2008, as disclosed in the Form 10, as restated.

- File an amendment to your 10-Q for the quarterly period ended June 30, 2008. The amendment should include financial statements that are labeled restated and a restatement footnote similar to the one presented in the Form 10 (Amendment No. 2).
- File an Item 4.02 Form 8-K regarding non-reliance on previously issued financial statements.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: via facsimile: 212.930.9725
        Benjamin Tan, Esq.